Exhibit 99.1

AGREEMENT

THIS AGREEMENT is made and entered into as of this 24th day of March 2008, by and between Co-Investment Fund II, L.P. ("CI-II") and Donald Caldwell ("Mr. Caldwell") both having an address at Five Radnor Corporate Center, Suite 550, 100 Matsonford Road, Radnor, PA (CI-II and Mr. Caldwell are hereinafter sometimes individually referred to as a "Shareholder" and collectively as the "Shareholders"), and Lightning Gaming, Inc. a corporation organized and existing pursuant to the laws of the state of Nevada (the "Corporation") and its wholly-owned subsidiary, Lightning Poker, Inc., a Pennsylvania corporation, both having a principal place of business at 106 Chelsea Parkway, Boothwyn, PA.

INTRODUCTION

WHEREAS, CI-II owns an interest in the Corporation in the form of convertible debt and warrants to purchase stock;

WHEREAS, Mr. Caldwell owns an equity interest in the Corporation and has the right to purchase additional shares thereunder subject to the approval of the shareholders of the Corporation;

WHEREAS, CI-II is managed by Cross Atlantic Capital Partners, of which Mr. Caldwell is Chairman and Chief Executive Officer. Consequently, Cross Atlantic Capital Partners and Mr. Caldwell are deemed the beneficial owners of the shares that CI-II beneficially owns;

WHEREAS, the Public School Employees' Retirement System Fund, L.P. ("PSERS") is a limited partner in CI-II and cannot be issued shares or beneficial ownership of shares in the Corporation. The funds invested by PSERS in CI-II are in turn managed by CI-II in its discretion;

WHEREAS, there is a certain Voting Agreement dated July 27, 2006 by and between the Corporation, CI-II and Mr. Caldwell. It is the parties intent to terminate that agreement; and

WHEREAS, Mr. Caldwell and CI-II have agreed to a resolution that would authorize and approve Mr. Caldwell to vote any equity interest granted to CI-II so long as this Agreement is in force.

NOW, THEREFORE, in consideration of the premises and of the mutual covenants and promises contained herein, the receipt and sufficiency of which is hereby acknowledged, the parties hereto agree as follows:

ARTICLE I
STOCK

1.1           STOCK SUBJECT TO AGREEMENT.  All of the shares of common stock of the Corporation (the "Stock") that the Shareholders own or otherwise have a beneficial interest to are made subject to the terms and provisions of this Agreement. Any additional stock of the
Corporation acquired by the Shareholders either by purchase, debt conversion, dividend, or otherwise shall be subject to this Agreement. Notwithstanding any other provision of this Agreement, this Agreement shall not prohibit or restrict in any manner the right of the Shareholders at any time to sell, transfer, pledge or otherwise dispose of any or all of the Stock owned by the Shareholders in each case free of the voting agreements and proxy set forth in this Agreement.

ARTICLE II
MODIFICATION OF WARRANTS & VOTING AGREEMENT

2.1           From the date of this Agreement, and at all times until the expiration or termination of this Agreement, CI-II agrees that Investor shall provide Corporation with sixty (60) days notice prior to exercising or otherwise disposing of any option or warrant to purchase Stock. For the avoidance of doubt, as used in this Section 2.1 "Stock" refers to all securities of the Corporation to which CI-II has sole or shared voting (which is none at this time) or investment power, and all rights, options and warrants to acquire shares of capital stock or other securities of the Corporation granted to or held by CI-II, and such rights, options and warrants to acquire shares of capital stock of the Corporation and other securities of the Corporation that CI-II may purchase or otherwise acquire any interest in (whether of record or beneficially), on and after the Effective Date of this Agreement for the term of this Agreement.

2.2           CI-II hereby warrants and represents that no Stock has been issued nor ever will be issued directly or indirectly to PSERS and therefore PSERS has no ownership or control of any Stock.

2.3           The Voting Agreement dated July 27, 2006 is hereby terminated by mutual agreement of the parties.

ARTICLE III
TERMINATION

3.1 TERMINATION.  This Agreement shall terminate upon the occurrence of any of the following events:

(a) A written agreement to terminate between CI-II and Mr. Caldwell;

(b) The liquidation or dissolution of the Corporation;

(c) Bankruptcy or receivership of the Corporation;

(d) The sale or other disposition by CI-II of all or substantially all of the Stock; or

(e) Mr. Caldwell's death or disability.

ARTICLE IV
MISCELLANEOUS

4.1           MODIFICATIONS.  This Agreement cannot be altered except by an instrument in writing signed by all of the parties.

4.2           SPECIFIC PERFORMANCE.  It is further agreed that in view of the inability to value the damages to Mr. Caldwell or CI-II which might arise as a consequence of a breach of this Agreement by any party, each party shall be entitled to the remedy of specific performance and the breaching party or parties shall pay all reasonable costs, expenses and attorneys' fees incurred by any non-breaching party pursuing their remedy of specific performance or money damages.

4.3           SEVERABILITY.  Whenever possible, each provision of this Agreement will be interpreted in such manner as to be effective and valid under applicable law, but if any provision of this Agreement is held to be invalid, illegal or unenforceable in any respect under any applicable law or rule of any jurisdiction, such invalidity, illegality or unenforceability will not affect any other provision and all other provisions of this Agreement shall be enforceable in such jurisdiction as if such invalid, illegal or unenforceable provision had never been contained herein.

4.4           BINDING AGREEMENT.  This Agreement, and the restrictions and rights granted hereunder, shall inure to the benefit of, and be binding and enforceable upon, the parties hereto, their estates, personal representatives, heirs, devisees, legatees, successors and permitted assigns.

4.5           COUNTERPARTS.  This Agreement may be executed in one or more counterparts, and by different parties on different counterparts, and is effective and binding once one or more counterparts hereof are executed by each party hereto. All counterparts of this Agreement are deemed to constitute one and the same Agreement.

IN WITNESS WHEREOF, the parties hereto have entered into this Agreement the day and year first written above.

CO-INVESTMENT FUND II, L.P.	LIGHTNING GAMING, INC.
/s/ Donald R. Caldwell	/s/ Brian D. Haveson
By. Donald R. Caldwell	By: Brian D. Haveson
Its: CEO	Its: Chairman & CEO

DONALD R. CALDWELL	LIGHTNING POKER, INC.
/s/ Donald R. Caldwell	/s/ Brian D. Haveson
By: Brian D. Haveson
Its. Chairman & CEO